[redacted]

08031641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Partners Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4540 CALIFORNIA AVENUE, SUITE 530
(No. and Street)

BAKERSFIELD	CA	93309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFERY A. FANNING, CFO 661-631-0103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAMS BROWN PARSONS AND COMPANY
(Name – *if individual, state last, first, middle name*)

5558 CALIFORNIA AVE, SUITE 208	BAKERSFIELD	CA	93309
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 30 2008
THOMSON REUTERS

SEC Mail Processing Section
APR 2 5 2008
Washington, DC
105

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MAC PARSONS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY PARTNERS FINANCIAL SERVICES, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

ROMAJEAN MILLER
COMM. #1631817
Notary Public - California
Kern County
My Comm. Expires Dec. 20, 2009
NR01

Romajean Miller
Notary Public

Signature

Partner
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
NET CAPITAL CALCULATION (CONTINUED)
December 31, 2007, 2006 and 2005

Reconciliation with Company's computation of Excess Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2007, 2006 and 2005:

	2007	2006	2005
EXCESS NET CAPITAL AS REPORTED IN FOCUS PART IIA	$ 45,601	$ 39,618	$ 5,068
ADJUSTMENTS TO NET INCOME:			
Accrued commission receivable	27,618	0	0
Accrued commission payable	14,111	0	0
Additional state tax expense	(11,740)	(4,400)	(600)
Accrued rent expense	0	(4,959)	0
Miscellaneous account adjustments	17,673	14,947	0
	47,662	5,588	(2,200)
EXCESS NET CAPITAL CALCULATION	$ 93,263	$ 45,206	$ 4,468

END

See Accompanying Notes and Independent Auditors' Report.